FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

GOLD FIELDS LIMITED – DEALING IN SECURITIES BY A DIRECTOR

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited
("the Listings Requirements") we hereby advise that for financial planning
purposes Mr. J M McMahon has sold shares pursuant to the exercise of options
which had been issued to him. Details of these transactions are set out below:

Nature of Transaction	:	Sale pursuant to the exercise of options
Transaction Date	:	9 December 2005
Number of Shares	:	21,000
Class of Security	:	Ordinary shares
Price per Share	:	R107.45
Total Value	:	R2 256 450.00
Option Strike Price	:	R43.70
Option Strike Date	:	30 October 2001
Vesting Periods	:	Share options vest one year after allocation
Nature of Interest	:	Directly beneficial

In terms of paragraph 3.66 of the Listings requirements prior clearance for
Mr. J M McMahon to deal in the above securities has been obtained from the
Chairman of the Board of Gold Fields Limited.
9 December 2005
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 9 December 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs